Exhibit 8.1

[Sullivan & Cromwell LLP Letterhead]

March 10, 2005

Sunstone Hotel Investors, Inc.,

903 Calle Amanecer. Suite 100,

San Clemente, California 92673.

Ladies and Gentlemen:

We have acted as your special tax counsel in connection with your registration of up to 5,000,000 shares of either Series A Preferred stock of Sunstone Hotel Investors, Inc. (“Sunstone”), par value $0.01 per share, or Series B Preferred stock of Sunstone, par value $0.01 per share, on the Registration Statement on Form S-11 under the Securities Act of 1933, as amended (the “Registration Statement”). We hereby confirm our opinion set forth in the Registration Statement under the caption “U.S. Federal Income Tax Considerations”.

For purposes of this opinion, we have reviewed documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with Sunstone’s consent, that the factual representations contained in the letters of representation from Sunstone to us dated March 10, 2005 are true and complete without regard to any qualifications with respect to knowledge, belief or intention that may be set forth therein or elsewhere.

We hereby expressly consent to the discussion of the tax consequences included in the Registration Statement and the filing with the Securities and Exchange Commission of this letter as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,